Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated December 22, 2006

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on December 22, 2006, entitled "Temporary production decrease at Kvitebjørn".

Temporary production decrease at Kvitebjørn

Operator Statoil (OSE:STL, NYSE:STO) and the licensees in the Kvitebjørn field in the North Sea have decided to reduce gas and oil production temporarily to enable sound reservoir management and safe drilling operations for the wells remaining to be drilled.

Output will be reduced by 50% which entails a reduction from about 190,000 barrels of oil equivalent per day to roughly 95,000 barrels of oil equivalent per day.

The reduction will take effect from 23 December 2006 for a period of five months. For Statoil it will mean an average decrease of about 15,000 barrels of oil equivalent per day in 2007. Continuous observation of the reservoir pressure development will be used to assess the duration of the period of reduced production.

The strategy now chosen is based on reservoir conditions and available methods for drilling in reservoirs with high pressure and high temperature. The strategy aims to reduce a reserve loss, enable continuation of the drilling programme and secure future production levels.

Statoil will meet its commitments to its gas customers during this period, including through increasing production from other fields. The effect on Statoil’s total production in 2007 will therefore be smaller than the reduction in production from Kvitebjørn.

Contact information:
Jone Stangeland, vice president communication, tel. +47 91566869

STATOIL ASA (Registrant)
Dated: December 22, 2006	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer